SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

NF ENERGY SAVING CORPORATION OF AMERICA

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.001 PER SHARE

 (Title of Class of Securities)

252441209

 (CUSIP Number)

NF Energy Saving Corporation of America
21-Jia Bei Si Dong Road
Tie Xi Qu, Shen Yang, Liaoning Province, People’s Republic of China 110021
(8624) 2560-9750

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Asher S. Levitsky, P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
Tel: (212) 930-6767
Fax: (212) 930-9725

January 10, 2008

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 6 Pages)

CUSIP No. 252441209	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Liaoning Nengfa Weiye New Energy Application Co., Ltd. (“Weiye Energy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 25,811,429
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 25,811,429
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,811,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.68%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 252441209	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lihua Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 25,811,429(3)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 25,811,429(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,162,286(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.54%(3)
14	TYPE OF REPORTING PERSON* HC

(3) For further explanation, refer to Item 3 below.

CUSIP No. 252441209	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 25,811,429(3)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 25,811,429(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,649,143(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.15%(3)
14	TYPE OF REPORTING PERSON* HC

(3) For further explanation, refer to Item 3 below.

Page 5 of 6 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of NF Energy Saving Corporation of America, a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 21 Jia Bei Si Dong Road, Tie Xi Qu, Shen Yang, Liaoning Province, People’s Republic of China ("PRC").

Item 2. Identity and Background.

This statement is being filed by Gang Li, Lihua Wang, and Liaoning Nengfa Weiye New Energy Application Co., Ltd., a company established under the laws of the PRC (“Weiye Energy”). Weiye Energy’s business address is No. 7 Huanghe Nan Da Street, Huanggu District, Shenyang City, Liaoning Province, People’s Republic of China, 110031. Mr. Li and Ms. Wang own 100% of Weiye Energy, holding 80% and 20% of the shares in Weiye Energy, respectively.

Gang Li, Lihua Wang and Guangtao Wang are PRC citizens and are directors of Weiye Energy. Mr. Li is located at 21 Jia Bei Si Dong Road, Tie Xi Qu, Shen Yang, Liaoning Province, PRC, 110021, Ms. Wang is located at 21 Jia Bei Si Dong Road, Tie Xi Qu, Shen Yang, Liaoning Province, PRC 110021, and Guangtao Wang resides at 452 Nan Jiu Road 50 hao, He Ping Qu, Shen Yang City, Liaoning Province, PRC 110006. Mr. Li and Ms. Wang serve as directors and chief executive officer and chief financial officer of the Issuer, respectively.

During the past five years, neither Weiye Energy, Mr. Li nor Ms. Wang have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 10, 2008, Mr. Li and Ms. Wang transferred an aggregate of 25,811,429 shares of common stock of NF Energy Saving Corporation of America (the “Company”) (the “Shares”) to Pelaria International Ltd., a company organized under the laws of the British Virgin Islands (“Pelaria”), and Cloverbay International Limited, a company organized under the laws of the British Virgin Islands (“Cloverbay”), for a total sales price of $1,352,228.58 pursuant to the following agreements:.

•
a stock purchase agreement between Gang Li, the Company’s chairman, president and chief executive officer of the Company and Pelaria, pursuant to which Mr. Li sold 19,991,429 shares of common stock to Pelaria for $1,235,829, or approximately $.06 per share. Payment was made from Pelaria’s working capital.

•
A stock purchase agreement between Lihua Wang, the Company’s chief financial officer, and Cloverbay pursuant to which Ms. Wang sold 5,820,000 shares of common stock to Cloverbay for $116,400.approximately $.02 per share, and was paid out of the working capital of Cloverbay.

Cloverbay and Pelaria are wholly-owned subsidiaries of Hong Kong Nengfa New Energy Development Co., Limited, which is a wholly-owned subsidiary of Weiye Energy, of which Mr. Li owns 80% and Ms. Wang owns 20%.

Cloverbay and Pelaria’s acquisitions of these shares were effected to restructure the capital ownership of the Company in response to recently imposed PRC regulations that restrict ownership of foreign equity by PRC citizens. Mr. Li and Ms. Wang are both citizens of the PRC. The consummation of these transactions resulted in Mr. Li’s 60.2% and Ms. Wang’s 17.5% ownership in the Company being transferred to non-PRC entities, Cloverbay and Pelaria, respectively. Through Weiye Energy’s indirect ownership of the Shares owned by Cloverbay and Pelaria, Mr. Li will continue to indirectly beneficially own 20,649,143 shares or 62.15% of the Company’s common stock (representing 80% of his ownership interest in Weiye Energy), and Ms. Wang will continue to indirectly beneficially own 5,162,286 shares or 15.54% of the Company’s common stock (representing her 20% interest in Weiye Energy).

Item 4. Purpose of Transaction.

Refer to Item 3 above.

Page 6 of 6 Pages
Item 5. Interest in Securities of the Issuer.

Refer to Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 5 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Weiye Energy and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Stock Purchase Agreement dated as of January 10, 2008, by and among Lihua Wang and Cloverbay International Limited, incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on March 13, 2008.

2
Stock Purchase Agreement dated as of January 10, 2008, by and among Gang Li and Pelaria International Limited, incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on March 13, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

NF ENERGY SAVING CORPORATION OF AMERICA

March 13, 2008	By:	/s/ Gang Li
		Name:	Gang Li
		Title:	President and Chief Executive Officer